SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)



Sitestar Corporation
--------------------------------
(Name of Issuer)


COMMON STOCK, PAR VALUE $.001 PER SHARE
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(Title of Class of Securities)

82980W101
---------
(CUSIP Number)


Jeffrey I. Moore
1904 Deauville Dr
Lexington, KY 40504-1310
859.230.3115

----------------------------------------
(Name, Address and Telephone Number of the Person
Authorized to Receive Notices and Communications)


February 12, 2016
----------------
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.






The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)




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1.       Name of Reporting Person

        Jeffrey I. Moore

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2.       Check the Appropriate Box                         (a)     [X]
        if a Member of a Group                            (b)     [_]

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3.                         S.E.C. Use Only

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4.                         Source of Funds

  PF

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5.                       Check box if disclosure of legal proceedings
is required pursuant to items 2(D) or 2(E):

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6.       Citizenship or Place of Organization

United States of America
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Number of Shares        (7)     Sole Voting Power          5,423,373
Beneficially            (8)     Shared Voting Power        2,812,524
Owned by Each           (9)     Sole Dispositive Power     5,423,373
Reporting Person        (10)    Shared Dispositive Power   2,812,524

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

        5,423,373
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares

        [_]
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13.      Percent of Class Represented by Amount in Row 11

        7.32%
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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

        Julia H. Moore

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2.       Check the Appropriate Box                         (a)     [X]
        if a Member of a Group                            (b)     [_]

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3.                         S.E.C. Use Only

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4.                        Source of Funds

  PF

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5.                       Check box if disclosure of legal proceedings
is required pursuant to items 2(D) or 2(E):

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6.       Citizenship or Place of Organization

United States of America
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Number of Shares        (7)     Sole Voting Power               0
Beneficially            (8)     Shared Voting Power             758,489
Owned by Each           (9)     Sole Dispositive Power          0
Reporting Person        (10)    Shared Dispositive Power        758,489

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

        758,489
-----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares

        [_]
-----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 11

        1.024%
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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

        Jay B. Moore

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2.       Check the Appropriate Box                         (a)     [X]
        if a Member of a Group                            (b)     [_]

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3.       S.E.C. Use Only

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4.       Source of Funds

        PF

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5.                       Check box if disclosure of legal proceedings
is required pursuant to items 2(D) or 2(E):

-----------------------------------------------------------------------
6.                        Citizenship or Place of Organization

  United States of America
-----------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power              0
Beneficially            (8)     Shared Voting Power         648,675
Owned by Each           (9)     Sole Dispositive Power         0
Reporting Person        (10)    Shared Dispositive Power    648,675

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

        648,675
-----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares

        [_]
-----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 11
        0.88%
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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

        William T. May

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2.       Check the Appropriate Box                        (a)     [X]
        if a Member of a Group                           (b)     [_]

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3.                        S.E.C. Use Only

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4.       Source of Funds

        PF

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5.                        Check box if disclosure of legal proceedings
is required pursuant to items 2(D) or 2(E):

-----------------------------------------------------------------------
6.       Citizenship or Place of Organization

  United States of America
-----------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power              0
Beneficially            (8)     Shared Voting Power          218,000
Owned by Each           (9)     Sole Dispositive Power         0
Reporting Person        (10)    Shared Dispositive Power     218,000

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

        218,000
-----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares

        [_]
-----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 11


           0.29%
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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

        M & M Investments

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2.       Check the Appropriate Box                        (a)     [X]
        if a Member of a Group                           (b)     [_]

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3.                        S.E.C. Use Only

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4.       Source of Funds

        PF

-----------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E):

-----------------------------------------------------------------------
6.       Citizenship or Place of Organization

  United States of America
-----------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power             0
Beneficially            (8)     Shared Voting Power        1,187,360
Owned by Each           (9)     Sole Dispositive Power        0
Reporting Person        (10)    Shared Dispositive Power   1,187,360

-----------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

        1,187,360
-----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares

        [_]
-----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 11


          1.60%
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14.      Type of Reporting Person               PN

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Item 1. Security and Issuer.

This statement on Schedule 13D filed by Jeffrey I Moore (reporting person) relates to the shares of commonstock of the Issuer. The principal executive offices of the Issuer are located at:

426 Wards Dr Ste G1 #271
Lynchburg, VA 24502


Item 2. Identity and Background

(a) This Schedule 13D is being filed with respect to the shares of the Issuers Common Stock held by Jeffrey I. Moore, Julia H. Moore, Jay B. Moore, William T. May, and M & M Investments.

(b) The address of the Reporting Person is:
1904 Deauville Dr.
Lexington, KY 40504-1310

(c) The Reporting Person is an individual

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was or he became subjuect to a judgement, decree, or final order, enjoining future violations of or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration

Each acquisition of shares of Common Stock by the Reporting Person (or on his behalf and at his direction) was either in open market transactions or through private placements with personal funds.

Item 4. Prupose of Transaction

Settlement Agreement: On February 6, 2015, the Issuer entered into a Settlement Agreement with certain of its stockholders and directors. The Settlement agreement settles and resolves certain matters relating to a stockholder lawsuit. The Reporting Person (Jeffrey I Moore) is a member of the board of directors of the Issuer.

Voting Agreement: In connection with the Settlement Agreement, on February 6, 2015, the parties to the settlement agreement entered into the Voting Agreement with respect to the election of directors(Including Mr. Moore). The Voting Agreement also provides that the authorized number of seats on the Board will be fixed at six during the term of the Voting Agreement. Unless extended by the parties, the Voting Agreement or the date of the next annual meeting of Company Stockholders, but will not be applicable to any vote taken at such meeting.


Item 5. Interest in Securities of the Issuer

The total amount of ownership represented is 5,423,373 shares, or 7.32% of the outstanding common stock (74,085,705 shares as of the last SEC filing). The Reporting Persons disclaim any beneficial ownership of the shares held by the parties to the Settlement Agreement, other than the ones listed in this 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships
With Respect to Securities Of The Issuer.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting
Persons and any other person, with respect to the securities of the Issuer.


Item 7. Material to be Filed as Exhibits.

None


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 16, 2016

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore as attorney-in-fact for Julia H. Moore

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore as attorney-in-fact for Jay B. Moore

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore as attorney-in-fact for William T. May

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore as attorney-in-fact for M & M Investments